August 18, 2025

Dr. Jonathan E. Lim
Chairman, Chief Executive Officer and Co-Founder
Erasca, Inc.
3115 Merryfield Row, Suite 300
San Diego, CA 92121

       Re: Erasca, Inc.
           Registration Statement on Form S-3
           Filed August 12, 2025
           File No. 333-289537
Dear Dr. Jonathan E. Lim:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Matthew T. Bush, Esq.